Exhibit 7.2

Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt. EBITDA is calculated in the following manner:

EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).

	For the year ended December 31,
Millions of U.S. dollars	2019	2018	2017

Operating income	832	872	335
Depreciation and amortization	540	664	609
EBITDA	1,372	1,536	943

Net cash/(debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current).

	At December 31,
Millions of U.S. dollars	2019	2018	2017

Cash and cash equivalents	1,554	428	330
Other current investments	210	488	1,192
Non-current investments	18	114	123
Derivatives hedging borrowings and investments	19	(6)	(33)
Borrowings – current and non-current	(822)	(539)	(966)
Net cash position	980	485	647

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base. Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

	For the year ended December 31,
Millions of U.S. dollars	2019	2018	2017

Net cash provided by (used in) operating activities	1,528	611	(22)
Capital expenditures	(350)	(349)	(558)
Free cash flow	1,178	261	(580)